UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
 ____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2015.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-05647
____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MATTEL, INC. PERSONAL INVESTMENT PLAN
____________________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MATTEL, INC.
333 Continental Boulevard
El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN
December 31, 2015 and 2014

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2015	10 - 19

Exhibit:
23.0 Consent of Independent Registered Public Accounting Firm	20

Report of Independent Registered Public Accounting Firm
To the Administrator of
Mattel, Inc. Personal Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mattel, Inc. Personal Investment Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The supplemental Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 21, 2016

MATTEL, INC. PERSONAL INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2015	December 31, 2014
	(In thousands)
ASSETS
Investments:
Short-term investment fund	$16,059	$20,265
Common stock	179,438	198,086
Fixed income mutual fund	8,567	4,175
Common and commingled trust funds	529,018	547,541
Investments at fair value	733,082	770,067
Investments at contract value	156,415	176,150
Receivables:
Notes receivable from participants	8,175	8,704
Employer contributions	1,052	996
Participant contributions	874	1,052
Due from brokers for securities sold	283	1,866
Interest and dividends	434	342
Transfer of assets into plan	—	7,198
Total receivables	10,818	20,158
Total assets	900,315	966,375

LIABILITIES
Accrued expenses	198	437
Due to brokers for securities purchased	167	1,922
Total liabilities	365	2,359

Net assets available for benefits	$899,950	$964,016
The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2015

December 31, 2015
(In thousands)
ADDITIONS
Investment (loss) income:
Net depreciation in fair value of investments	$(12,578)
Interest and dividends	7,653
Total investment loss	(4,925)
Interest income on notes receivable from participants	336
Contributions:
Employer	26,686
Participant	34,414
Total contributions	61,100
Total additions	56,511

DEDUCTIONS
Benefits paid to participants	(119,123)
Administrative expenses	(1,454)
Total deductions	(120,577)
Net decrease	(64,066)

Net assets available for benefits:
Beginning of year	964,016
End of year	$899,950
The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.     General Description of the Plan
The Mattel, Inc. Personal Investment Plan (the “Plan” or “PIP”) was established by Mattel, Inc. (the “Company”) effective November 1, 1983. The PIP is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries.
The Plan is sponsored and administered by the Company, acting by and through the Administrative Committee. The Plan’s assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”), and the recordkeeper is Aon Hewitt.
On April 30, 2014, the Company acquired MEGA Brands Inc. (“MEGA Brands”). On December 31, 2014, the Company merged the MEGA Brands America 401(k) Savings Plan (“MEGA Brands 401(k) Plan”) with and into the Plan. The MEGA Brands employees that were participants of the MEGA Brands 401(k) Plan as of December 31, 2014 became participants of the Plan as of January 1, 2015.
Eligibility
Employees of the Company and certain of its subsidiaries are generally eligible to participate in the Plan immediately upon their hire date if they are full-time or part-time employees of the Company or certain of its subsidiaries and are age 20 or older, except that American Girl retail store employees age 20 or older are eligible to participate in the PIP after a 90-day waiting period has been completed and American Girl variable employees are not eligible to participate.
Contributions
The Company makes automatic contributions to the Plan regardless of whether the participants elect to personally contribute to the Plan. Automatic contributions range from three percent to seven percent of a participant’s compensation, based on the participant’s age. For pay periods commencing prior to July 6, 2015, the Company’s automatic contributions ranged from three percent to eight percent of compensation and participants who also participated in the Mattel Cash Balance Plan were not eligible for automatic contributions. The Company also makes matching contributions equal to 50 percent of the first 6 percent of compensation contributed by participants. For pay periods commencing prior to July 6, 2015, the Company’s matching contributions equaled 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Plan participants who are not classified as “highly compensated employees” under the Internal Revenue Code may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. Plan participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.
The Plan includes provisions for automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee is automatically enrolled for contributions upon his or her commencement of employment equal to two percent of his or her compensation. In addition, the contribution election of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of his or her compensation is automatically increased by two percent as of the first April that is at least 90 days after the participant has elected (or who has been automatically enrolled) to contribute to the Plan. The automatic two percent increase continues on each subsequent April until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and automatic contribution increases at any time.
All contributions made to the Plan are subject to annual limitations imposed by the Internal Revenue Code.
Plan participants are able to direct all contributions into one or more of the 15 separate investment funds available under the Plan in 2015 and 2014, including a fund that is invested primarily in the Company’s common stock (the “Mattel, Inc. stock fund”). Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel, Inc. stock fund or transfer more than 25 percent of their account balances to the Mattel, Inc. stock fund. Participants are not required to allocate any funds to the Mattel, Inc. stock fund, allowing them to limit or eliminate their exposure to market changes in the Company’s stock price.
Vesting
Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. While being an employee, participants can also become fully vested in the balance of their accounts upon attainment of age 65, total and permanent disability, or death.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months or 50 percent of the vested balance of their accounts. Loan terms generally range from one to five years but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent, set at the beginning of the month in which the loan is granted, and is fixed for the duration of the loan. Annual interest rates on loans outstanding for the Plan ranged from 4.25 to 9.25 percent at both December 31, 2015 and December 31, 2014. Principal and interest are paid ratably through payroll deductions.
Participant Accounts
Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. The Company’s contributions are invested in the Plan’s investment funds based on the investment fund percentages chosen by participants for their contributions. Allocations of the Plan’s earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Nonvested account balances of participants who terminate employment are forfeited and used to reduce future Company contributions in the future. Forfeitures used to reduce Company contributions in 2015 were approximately $1,823,000.
Payment of Benefits
Participants or beneficiaries of participants who terminate employment due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten, or fifteen years, unless the distributable benefit is less than $1,000, in which case the payment is made in a lump sum.
Expenses of the Plan
Investment manager expenses are allocated to the funds and paid by the Plan, with all other expenses paid by the Company.
2.     Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Valuation of Investments
Other than the guaranteed investment contracts ("GICs") and synthetic guaranteed investment contracts ("synthetic GICs") held in the stable asset fund that are stated at contract value, the Plan’s investments are stated at fair value and are valued as follows:
The Plan’s investments in the common and commingled trust funds, short-term investment fund, and mutual fund are valued at the net asset value of shares held. In general, there are no restrictions as to the redemption of these funds, nor does the Plan have any contractual obligations to further invest in any of these funds. In addition, these funds have daily liquidity with trades settling between one and three days. Investments in common stock, including the Company’s common stock, are valued using quoted market prices reported on the active market upon which the individual securities are traded. The fair value of the collective trust fund is based on the net asset value of shares held.
Investment contracts held by the Plan are reported at contract value, which is equal to the principal balance plus accrued interest. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Full or partial Plan sponsor-directed redemptions or terminations of the GICs and synthetic GICs may be delayed for up to 30 days. The statements of net assets available for benefits present the contract value of the investment contracts. The statement of changes in net assets available for benefits is also prepared on a contract value basis.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as deemed distributions based on the terms of the Plan document. No allowance for credit losses was recorded as of December 31, 2015 or 2014.
Contributions
Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.
Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.
Payment of Benefits
Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid at December 31, 2015 and December 31, 2014 totaled $520,000 and $1,186,000, respectively.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.
Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 additionally removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 will be effective for interim and annual reporting periods beginning after December 15, 2015. Early application is permitted. The Plan is currently evaluating the impact of the adoption of ASU 2015-07 on its financial statement disclosures.
In July 2015, the FASB issued ASU 2015-12 (Part I), Fully Benefit-Responsive Investment Contracts, which requires fully benefit-responsive investment contracts to be measured, presented, and disclosed at contract value, and ASU 2015-12 (Part II), Plan Investment Disclosures, which removes the requirement to disclose (1) individual investments that represent 5 percent or more of the net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. The Plan elected to early adopt ASU 2015-12 during 2015, and the financial statements and related disclosures herein have been retrospectively restated accordingly.
3.     Investment Contracts
The Plan holds both GICs and synthetic GICs. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. Only the contract itself is owned by the Plan for Traditional GICs. The synthetic GICs are wrap contracts paired with underlying investments, primarily consisting of high-quality fixed income securities owned by the Plan. The synthetic GICs provide for a variable crediting rate, based on current yields of the underlying assets, and do not have a final stated maturity date. The crediting rate typically re-sets on a monthly basis with a one-month look-back for the underlying investment portfolio statistics. The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.
For synthetic GICs, the contract issuers guarantee a minimum zero percent crediting rate.
As described in Note 2, because the GICs and synthetic GICs held are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Contract value, as reported to the Plan by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2015 and 2014, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments. The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events may include, but are not limited to: (1) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan’s sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the Plan’s trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plan’s administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events allow issuers to terminate GIC and synthetic GIC wrap contracts with the Plan and settle at an amount different from the contract value. Such events may include, but are not limited to: (1) management of the portfolio which is not in accordance with investment guidelines, (2) breach of any material obligation under the wrap contract, (3) any representation or warranty made by the contract holder that becomes untrue in any material way, (4) replacement of the advisor without prior consent of the issuer, (5) termination of fund, (6) fund ceases to qualify as a group trust or the Plan ceases to meet the appropriate tax qualifications, or (7) the wrap contract becomes a prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan (in thousands).

	December 31, 2015	December 31, 2014
Synthetic investment contracts	152,326	163,986
Traditional investment contracts	4,089	12,164
Total	156,415	176,150

4.     Tax Status of the Plan
The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated May 20, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
US GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2012.
5.     Related-Party Transactions
The Company and Wells Fargo are parties-in-interest. The Plan’s investment managers include BlackRock Financial Management, Institutional Capital Management, Morley, Northern Trust Company, and Lazard Asset Management, which are also parties-in-interest. A statutory exemption exists for transactions with these parties-in-interest.
The Plan had transactions in the common stock of the Company and the Wells Fargo Short-Term Investment Fund, which is managed by Wells Fargo. During 2015, purchases and sales of the Company’s common stock totaled $4,133,000 and $4,301,000, respectively, and the purchases and sales of Wells Fargo Short-Term Investment Fund shares totaled $323,302,000 and $327,832,000, respectively.
6.     Plan Termination
The Company anticipates the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested in their accounts.
7.     Fair Value Measurements
The following tables present information about the Plan’s assets and liabilities measured and reported in the financial statements at fair value and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•
Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plan’s assets measured and reported in the financial statements at fair value on a recurring basis include the following (in thousands):

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments:
Short-term investment fund	$—	$16,059	$—	$16,059
Common stock	179,438	—	—	179,438
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	165,430	—	165,430
Intermediate Bond Index Fund	—	61,269	—	61,269
Wilshire 4500 Equity Index Fund	—	59,748	—	59,748
International Equity Index Fund	—	59,587	—	59,587
LifePath 2040 Index Fund	—	58,522	—	58,522
LifePath 2030 Index Fund	—	47,685	—	47,685
LifePath 2020 Index Fund	—	33,703	—	33,703
LifePath Retirement Index Fund	—	23,897	—	23,897
International Equity Fund	—	17,012	—	17,012
LifePath 2050 Index Fund	—	2,165	—	2,165
Total common and commingled trust funds	—	529,018	—	529,018
Fixed income mutual fund	8,567	—	—	8,567
Total investments	$188,005	$545,077	$—	$733,082

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments:
Short-term investment fund	$—	$20,265	$—	$20,265
Common stock	198,086	—	—	198,086
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	170,397	—	170,397
Wilshire 4500 Equity Index Fund	—	65,476	—	65,476
Intermediate Bond Index Fund	—	65,125	—	65,125
International Equity Index Fund	—	64,856	—	64,856
LifePath 2040 Index Fund	—	57,361	—	57,361
LifePath 2030 Index Fund	—	47,808	—	47,808
LifePath 2020 Index Fund	—	37,594	—	37,594
LifePath Retirement Index Fund	—	25,535	—	25,535
International Equity Fund	—	13,389	—	13,389
Total common and commingled trust funds	—	547,541	—	547,541
Fixed income mutual fund	4,175	—	—	4,175
Total investments	$202,261	$567,806	$—	$770,067

There have been no changes in the valuation methodologies used to value the Plan’s assets at fair value at December 31, 2015 and 2014.
8.     Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2015 and 2014 per the Plan financial statements to the Form 5500 (in thousands):

	2015	2014
Net assets available for benefits per the financial statements	$899,950	$964,016
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	976	2,460
Benefits due to participants but unpaid at year-end	(520)	(1,186)
Loans classified as uncollectible per the Form 5500	(108)	(97)
Net assets available for benefits per the Form 5500	$900,298	$965,193
The following is a reconciliation of the net increase in the net assets available for benefits per the Plan financial statements to the Form 5500 (in thousands):

2015
Net decrease in net assets available for benefits per the financial statements	$(64,066)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,484)
Benefits due to participants but unpaid at year-end	666
Deemed distributions of participant loans per the Form 5500	(11)
Net decrease in net assets available for benefits per the Form 5500	$(64,895)

9.     Subsequent Events
In preparing these financial statements, the Plan evaluated the events and transactions that occurred between December 31, 2015 and the date these financial statements were issued.

MATTEL, INC. PERSONAL INVESTMENT PLAN
EIN: 95-1567322 PN: 002
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
At December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Common and Commingled Trust Funds:
*	BGI Equity Index Fund	2,133,000 shares	108,409,000	165,430,000
*	BGI Intermediate Government/Corp Fund	2,404,000 shares	57,674,000	61,269,000
*	BGI Lifepath Index 2020 Fund	2,907,000 shares	28,707,000	33,703,000
*	BGI Lifepath Index 2030 Fund	3,955,000 shares	39,817,000	47,685,000
*	BGI Lifepath Index 2040 Fund	4,715,000 shares	50,013,000	58,522,000
*	BGI Lifepath Index 2050 Fund	170,000 shares	2,222,000	2,165,000
*	BGI Lifepath Index Retirement	2,142,000 shares	22,190,000	23,897,000
*	Northern Trust EAFE (Index) Fund	4,722,000 shares	62,457,000	59,587,000
*	Northern Trust Wilshire 4500	118,000 shares	46,121,000	59,748,000
*	Pyramis Select International Fund	112,000 shares	16,534,000	17,012,000
	Total			529,018,000

	Common Stock:
	Advance Auto Parts Inc.	5,000 shares	522,000	703,000
	Air Lease Corp.	23,000 shares	759,000	761,000
	Alaska Air Group Inc.	13,000 shares	553,000	1,058,000
	Allergan PLC	13,000 shares	3,585,000	4,052,000
	Ally Financial Inc.	134,000 shares	2,935,000	2,493,000
	Altra Holdings Inc.	31,000 shares	919,000	788,000
	American Express Co	38,000 shares	2,978,000	2,671,000
	American Tower Corp.	21,000 shares	1,918,000	2,073,000
	Ameriprise Financial Inc.	25,000 shares	2,978,000	2,607,000
	Apple Inc.	28,000 shares	3,084,000	2,931,000
	Arch Capital Group Ltd.	16,000 shares	788,000	1,140,000
	ARGO Group International Holdings Ltd.	19,000 shares	1,025,000	1,133,000
	B/E Aerospace, Inc.	19,000 shares	829,000	804,000
	Bloomin' Brands Inc.	51,000 shares	1,070,000	858,000
	Boeing Co.	18,000 shares	2,108,000	2,532,000
	Broadsoft Inc.	28,000 shares	751,000	976,000
	Brookdale Senior Living Inc.	32,000 shares	947,000	599,000
	Brown & Brown Inc.	32,000 shares	1,038,000	1,037,000
	Cable One Inc.	2,000 shares	701,000	742,000
	Calgon Carbon Corp.	60,000 shares	1,121,000	1,035,000
	Cboe Holdings Inc.	14,000 shares	826,000	913,000
	Cellectis	22,000 shares	823,000	678,000
	Chevron Corp.	45,000 shares	4,004,000	4,033,000
	Chicos Fas Inc.	69,000 shares	1,068,000	734,000
	Citigroup Inc.	47,000 shares	1,946,000	2,409,000
	CMS Energy Corp.	35,000 shares	1,174,000	1,275,000
	Comcast Corp. Class A	45,000 shares	2,400,000	2,548,000
	Continental Building Products	42,000 shares	828,000	733,000
	Crown Castle International Corp.	22,000 shares	1,795,000	1,916,000
	DCT Industrial Trust Inc.	28,000 shares	916,000	1,037,000
	Delta Air Lines Inc.	31,000 shares	1,309,000	1,580,000
	Discovery Communications Inc.	62,000 shares	1,877,000	1,571,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Dollar General Corp.	18,000 shares	1,195,000	1,276,000
	Dril-Quip Inc.	11,000 shares	686,000	661,000
	East West Bank Corp. Inc.	26,000 shares	782,000	1,067,000
	Echo Global Logistics, Inc.	38,000 shares	776,000	784,000
	Emcor Group Inc.	9,000 shares	402,000	447,000
	Evertec Inc.	54,000 shares	1,153,000	899,000
	Express Scripts Holding Co. Ltd.	18,000 shares	1,361,000	1,588,000
	Extra Space Storage Inc.	12,000 shares	487,000	1,041,000
	Flir Systems Inc.	43,000 shares	1,219,000	1,219,000
	Fox Factory Holding Corp.	49,000 shares	712,000	810,000
	Generac Holdings Inc.	25,000 shares	769,000	754,000
	General Electric Co.	77,000 shares	1,527,000	2,392,000
	Gentherm Inc.	11,000 shares	404,000	501,000
	Goldman Sachs Group Inc.	12,000 shares	2,006,000	2,130,000
	Great Western Bank Corp. Inc.	34,000 shares	719,000	988,000
	Grupo Televisa, S.A.	49,000 shares	1,675,000	1,339,000
	Home Bancshares Inc.	30,000 shares	1,176,000	1,205,000
	Honeywell International Inc.	25,000 shares	1,320,000	2,615,000
	HP Inc.	85,000 shares	1,175,000	1,011,000
	Intel Corp.	43,000 shares	1,267,000	1,494,000
	Intercontinental Exchange	11,000 shares	2,500,000	2,829,000
	J2 Global Inc.	13,000 shares	538,000	1,046,000
	Johnson Controls Inc.	61,000 shares	2,030,000	2,414,000
	Jones Lang Lasalle Inc.	7,000 shares	719,000	1,073,000
	Kapstone Paper and Packaging Company	24,000 shares	562,000	550,000
	Kilroy Realty Corp.	15,000 shares	799,000	970,000
	Las Vegas Sands Corp.	47,000 shares	2,531,000	2,082,000
	Lasalle Hotel Properties	20,000 shares	690,000	511,000
	Liberty Media Corp.	28,000 shares	999,000	1,080,000
	Littelfuse Inc.	6,000 shares	445,000	625,000
	M/A-COM Technology Solutions H	23,000 shares	727,000	952,000
	Mallinckrodt Plc	6,000 shares	384,000	438,000
	Mallinckrodt Plc	25,000 shares	1,622,000	1,854,000
*	Mattel Inc.	820,000 shares	19,107,000	22,282,000
	Mattress Firm Holding Corp.	16,000 shares	704,000	720,000
	McKesson Corp.	16,000 shares	2,906,000	3,065,000
	MDC Partners Inc.	48,000 shares	1,049,000	1,046,000
	Medtronic Plc	35,000 shares	2,675,000	2,713,000
	Memorial Resource Development	67,000 shares	1,339,000	1,079,000
	Microsemi Corp.	18,000 shares	515,000	599,000
	Modine Mfg Co.	66,000 shares	740,000	599,000
	Monsanto Co.	32,000 shares	2,857,000	3,118,000
	Morningstar Inc.	10,000 shares	838,000	844,000
	Mosaic Co.	48,000 shares	2,347,000	1,331,000
	NCR Corp.	42,000 shares	1,052,000	1,017,000
	New Jersey Res Corp.	40,000 shares	1,062,000	1,317,000
*	Northern Trust Corp.	36,000 shares	2,302,000	2,596,000
	Novartis AG	34,000 shares	3,282,000	2,925,000
	Occidental Pete Corp.	31,000 shares	2,786,000	2,126,000
	Omnicom Group	38,000 shares	2,787,000	2,899,000
	On Assignment Inc.	10,000 shares	318,000	463,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Onemain Holdings Inc.	28,000 shares	745,000	1,149,000
	Oracle Corporation	79,000 shares	2,936,000	2,903,000
	Pacwest Bank Corp.	25,000 shares	758,000	1,084,000
	Pegasystems Inc.	25,000 shares	654,000	693,000
	Pentair Plc	46,000 shares	2,878,000	2,289,000
	PGT Inc.	78,000 shares	889,000	892,000
	Phibro Animal Health Corp.	26,000 shares	576,000	786,000
	Pitney Bowes Inc.	49,000 shares	1,017,000	1,015,000
	PNC Financial Services Group	25,000 shares	1,848,000	2,421,000
	Quanta Services Inc.	33,000 shares	831,000	672,000
	Quintiles Transnational H	15,000 shares	721,000	1,023,000
	Reinsurance Group America Class A	14,000 shares	1,328,000	1,168,000
	Sally Beauty Co. Inc.	34,000 shares	999,000	955,000
	Scholastic Corp.	19,000 shares	796,000	739,000
	Signature Bank	7,000 shares	656,000	1,071,000
	Sirona Dental Systems Inc.	10,000 shares	729,000	1,043,000
	Steven Madden Ltd.	26,000 shares	894,000	796,000
	SVB Financial Group	9,000 shares	1,067,000	1,037,000
	Tanger Factory Outlet Center	30,000 shares	978,000	991,000
	Team Health Holdings Inc.	17,000 shares	913,000	725,000
	Tenneco Inc.	10,000 shares	458,000	472,000
	Tesco Corp.	86,000 shares	908,000	619,000
	Teva Pharmaceutical Industries	30,000 shares	1,942,000	1,946,000
	Texas Instruments Inc.	19,000 shares	609,000	1,050,000
	Toro Co.	7,000 shares	383,000	544,000
	Trimas Corp.	47,000 shares	951,000	875,000
	United Rental Inc.	11,000 shares	724,000	802,000
	United Therapeutics Corp.	6,000 shares	881,000	1,002,000
	Universal Display Corp.	15,000 shares	565,000	796,000
	Vantiv Inc.	21,000 shares	717,000	1,002,000
	Vodafone Group Plc	63,000 shares	1,930,000	2,047,000
	Whirlpool Corp.	17,000 shares	3,283,000	2,516,000
	Woodward Inc.	10,000 shares	456,000	511,000
	Total			179,438,000

	Mutual Fund:
	PIMCO Income Institutional Fund	730,000 shares		8,567,000
	Total			8,567,000

	Interest Bearing Cash:
*	Wells Fargo Short-Term Investment Fund	Investment Fund N; 16,059,000 shares	16,059,000	16,059,000
	Total			16,059,000

	Total Investments at Fair Value			733,082,000

	Traditional Guaranteed Investment Contracts:
	New York Life #GA34397XX	1.00%, due 5/9/2016		4,089,000
	Total			4,089,000

	Synthetic Guaranteed Investment Contracts:

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	MetLife (Contract #GAC32606)
	MetLife MAT Separate Account	1.91%, no due date		30,673,000
	Total			30,673,000

	Principal Life Insurance Wrap (Contract #GA8-9578)
*	Morley Stable Income Bond Fund	1.59%, no due date		30,286,000
	Total			30,286,000

	Prudential Insurance Wrap (Contract #GA-62237)
	Prudential Trust Co. Collective Trust	2.40%, no due date		46,498,000
	Total			46,498,000

	Transamerica Premier Life Wrap-Multi Asset (Contract #MDA00450TR)
	ABB Finance USA Inc.	1.63%, due 5/8/2017		45,000
	Ace Ina Holdings Inc.	2.30%, due 11/3/2020		85,000
	Actavis Funding SCS	2.35%, due 3/12/2018		151,000
	Aetna Inc.	2.20%, due 3/15/2019		100,000
	Airgas Inc.	1.65%, due 2/15/2018		100,000
	Ally Auto Receivables Trust 2014-1	0.97%, due 10/15/2018		75,000
	Ally Master Owner Trust	1.72%, due 7/15/2019		5,000
	Ally Master Owner Trust	1.54%, due 9/15/2019		65,000
	Ally Master Owner Trust	1.60%, due 10/15/2019		184,000
	Ally Master Owner Trust	1.83%, due 1/15/2021		75,000
	Ally Master Owner Trust	1.63%, due 5/15/2020		144,000
	American Express Credit Corp.	2.38%, due 3/24/2017		432,000
	American Express Credit Corp.	2.13%, due 3/18/2019		65,000
	American Express Credit Corp.	2.25%, due 8/15/2019		76,000
	American Express Credit Corp.	2.60%, due 9/14/2020		40,000
	American Honda Finance Corp.	2.25%, due 8/15/2019		273,000
	American Honda Finance Corp.	2.45%, due 9/24/2020		106,000
	Amerisourcebergen Corp.	1.15%, due 5/15/2017		99,000
	Amphenol Corp.	2.55%, due 1/30/2019		131,000
	AT&T Inc.	1.40%, due 12/1/2017		573,000
	BA Credit Card Trust	1.36%, due 9/15/2020		25,000
	Bank of America Corp.	2.65%, due 4/1/2019		252,000
	Bank of Montreal	1.45%, due 4/9/2018		185,000
	Bank of New York Mellon Corp.	1.30%, due 1/25/2018		329,000
	Bank of New York Mellon Corp.	2.20%, due 3/4/2019		20,000
	Bank of New York Mellon Corp.	2.20%, due 5/15/2019		30,000
	Bank of New York Mellon Corp.	2.15%, due 2/24/2020		150,000
	Bank of The West Auto Trust	1.31%, due 10/15/2019		164,000
	Barclays Dryrock Issuance Trust	2.41%, due 7/15/2022		145,000
	Barclays Dryrock Issuance Trust	1.48%, due 9/15/2020		205,000
	Barclays Dryrock Issuance Trust	2.20%, due 12/15/2022		25,000
	Barclays Dryrock Issuance Trust	1.56%, due 3/15/2021		204,000
	Barclays Plc	2.75%, due 11/8/2019		100,000
	BAT International Finance Plc	2.75%, due 6/15/2020		45,000
	BB&T Corp.	2.45%, due 1/15/2020		97,000
	BB&T Corp.	2.63%, due 6/29/2020		96,000
	BP Capital Markets Plc	1.38%, due 11/6/2017		45,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	BP Capital Markets Plc	2.24%, due 9/26/2018		61,000
	BP Capital Markets Plc	2.52%, due 1/15/2020		111,000
	Cabela's Credit Card Master Note Trust	1.45%, due 6/15/2020		140,000
	Cabela's Credit Card Master Note Trust	2.26%, due 3/15/2023		189,000
	Canadian Imperial Bank Of Commerce	1.55%, due 1/23/2018		70,000
	Capital One Financial Corp.	2.45%, due 4/24/2019		171,000
	Capital One Multi-Asset Execution Trust	1.39%, due 1/15/2021		109,000
	Capital One Multi-Asset Execution Trust	2.08%, due 3/15/2023		59,000
	Capital One Multi-Asset Execution Trust	2.05%, due 8/15/2023		197,000
	Cash			51,000
	Centerpoint Energy Transition Bond Co IV LLC	2.16%, due 10/15/2021		142,000
	CFCRE Commercial Mortgage Trust 2011-C2	3.06%, due 12/15/2047		135,000
	Chase Issuance Trust	1.84%, due 4/15/2022		143,000
	Chase Issuance Trust	1.62%, due 7/15/2020		115,000
	Chevron Corp.	1.96%, due 3/3/2020		129,000
	Chevron Phillips Chemical Co LLC / Chevron Phillips Chemical Co LP	1.70%, due 5/1/2018		154,000
	Cisco Systems Inc.	2.13%, due 3/1/2019		264,000
	CIT Equipment Collateral 2014-VT1	1.50%, due 10/21/2019		99,000
	Citibank Credit Card Issuance Trust	5.65%, due 9/20/2019		455,000
	Citigroup Commercial Mortgage Trust 2014-Gc23	1.39%, due 7/10/2047		8,000
	Citigroup Commercial Mortgage Trust 2014-Gc25	1.49%, due 10/10/2047		106,000
	Citigroup Commercial Mortgage Trust 2015-Gc27	1.35%, due 2/10/2048		48,000
	Citigroup Commercial Mortgage Trust 2015-Gc27	2.69%, due 2/10/2048		162,000
	Citigroup Inc.	2.05%, due 12/7/2018		199,000
	CNH Equipment Trust 2014-C	1.05%, due 11/15/2019		104,000
	Comm 2013-CCRE12 Mortgage Trust	1.30%, due 10/10/2046		182,000
	Comm 2014-CCRE18 Mortgage Trust	1.44%, due 7/15/2047		28,000
	Comm 2014-CCRE19 Mortgage Trust	1.42%, due 8/10/2047		44,000
	Comm 2014-CCRE20 Mortgage Trust	1.32%, due 11/10/2047		112,000
	Comm 2014-LC17 Mortgage Trust	1.38%, due 10/10/2047		72,000
	Comm 2014-UBS4 Mortgage Trust	2.96%, due 8/10/2047		204,000
	Comm 2014-UBS6 Mortgage Trust	1.45%, due 12/10/2047		21,000
	Comm 2015-CCRE22 Mortgage Trust	1.57%, due 3/10/2048		44,000
	Comm 2015-CCRE23 Mortgage Trust	2.85%, due 5/10/2048		51,000
	Comm 2015-CCRE24 Mortgage Trust	1.65%, due 8/10/2055		80,000
	Comm 2015-LC19 Mortgage Trust	1.40%, due 2/10/2048		148,000
	Comm 2015-LC23 Mortgage Trust	3.22%, due 10/10/2053		103,000
	Conocophillips Co.	1.05%, due 12/15/2017		187,000
	Conocophillips Co.	2.20%, due 5/15/2020		39,000
	Credit Suisse	1.38%, due 5/26/2017		103,000
	Credit Suisse	2.30%, due 5/28/2019		70,000
	Credit Suisse	1.70%, due 4/27/2018		120,000
	CSAIL 2015-C1 Commerial Mortgage Trust	1.68%, due 4/15/2050		23,000
	CSAIL 2015-C3 Commerial Mortgage Trust	3.03%, due 8/15/2048		133,000
	Dell Equipment Finance Trust 2015-1	1.30%, due 3/23/2020		74,000
	Dell Equipment Finance Trust 2015-2	1.72%, due 9/22/2020		93,000
	Deutsche Bank AG	1.40%, due 2/13/2017		50,000
	Deutsche Bank AG	2.50%, due 2/13/2019		31,000
	Deutsche Bank AG	1.88%, due 2/13/2018		50,000
	Discover Card Execution Note Trust	5.65%, due 3/16/2020		145,000
	Discover Card Execution Note Trust	1.67%, due 1/18/2022		138,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Discover Card Execution Note Trust	2.12%, due 12/15/2021		166,000
	Discover Card Execution Note Trust	1.90%, due 10/17/2022		49,000
	Dominion Gas Holdings LLC	2.80%, due 11/15/2020		181,000
	Duke Energy Progress Inc.	5.30%, due 1/15/2019		95,000
	ERP Operating LP	2.38%, due 7/1/2019		36,000
	Fannie Mae Pool	3.50%, due 1/1/2026		153,000
	Fannie Mae Pool	4.00%, due 2/1/2026		116,000
	Fannie Mae Pool	3.00%, due 10/1/2026		84,000
	Fannie Mae Pool	3.50%, due 11/1/2026		175,000
	Fannie Mae Pool	3.50%, due 11/1/2026		59,000
	Fannie Mae Pool	3.00%, due 1/1/2027		355,000
	Fannie Mae Pool	4.00%, due 8/1/2026		215,000
	Fannie Mae Pool	3.00%, due 11/1/2027		207,000
	Fannie Mae Pool	3.50%, due 8/1/2030		460,000
	Fannie Mae Pool	3.00%, due 7/1/2027		203,000
	Fannie Mae Pool	2.50%, due 10/1/2027		193,000
	Fannie Mae Pool	2.50%, due 1/1/2028		210,000
	Fannie Mae Pool	2.50%, due 11/1/2027		360,000
	Fannie Mae Pool	3.00%, due 3/1/2029		165,000
	Fannie Mae Pool	4.50%, due 11/1/2019		58,000
	Fannie Mae Pool	4.50%, due 3/1/2023		152,000
	Fannie Mae Pool	3.50%, due 1/1/2026		208,000
	Fannie Mae Pool	3.50%, due 9/1/2026		103,000
	Fannie Mae Pool	2.50%, due 6/1/2027		195,000
	Fannie Mae Pool	2.50%, due 3/1/2027		72,000
	Fannie Mae Pool	3.00%, due 6/1/2032		89,000
	Fannie Mae Pool	2.50%, due 3/1/2028		143,000
	Fannie Mae Pool	2.50%, due 5/1/2028		370,000
	Fannie Mae Pool	5.50%, due 1/1/2024		104,000
	Fannie Mae Remics	2.00%, due 9/25/2040		63,000
	Fannie Mae Remics	2.00%, due 1/25/2043		106,000
	Fannie Mae Remics	3.00%, due 5/25/2027		225,000
	Fannie Mae Remics	3.00%, due 8/25/2044		92,000
	Fannie Mae Remics	3.00%, due 6/25/2034		421,000
	Fannie Mae Remics	2.50%, due 6/25/2045		134,000
	Fannie Mae-Aces	1.54%, due 5/25/2022		21,000
	Fannie Mae-Aces	1.90%, due 12/25/2024		14,000
	Federal Farm Credit Banks	1.10%, due 6/1/2018		174,000
	Federal Farm Credit Banks	0.70%, due 2/23/2017		150,000
	Federal Home Loan Banks	0.63%, due 5/30/2017		139,000
	Federal Home Loan Banks	0.80%, due 6/30/2017		155,000
	Federal Home Loan Banks	0.75%, due 8/28/2017		130,000
	Federal Home Loan Banks	0.63%, due 10/26/2017		60,000
	Federal Home Loan Banks	1.00%, due 12/19/2017		90,000
	Federal Home Loan Mortgage Corp.	0.75%, due 7/14/2017		190,000
	Federal National Mortgage Association	0.00%, due 6/1/2017		246,000
	Federal National Mortgage Association	1.50%, due 6/22/2020		123,000
	Federal National Mortgage Association	1.13%, due 10/19/2018		115,000
	Federal National Mortgage Association	0.88%, due 8/28/2017		700,000
	Federal National Mortgage Association	1.00%, due 9/20/2017		110,000
	Fifth Third Auto Trust 2015-1	1.42%, due 3/16/2020		99,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Ford Credit Auto Lease Trust 2015-A	1.13%, due 6/15/2018		90,000
	Ford Credit Auto Owner Trust 2015-B	1.16%, due 11/15/2019		60,000
	Ford Credit Floorplan Master Owner Trust A	1.49%, due 9/15/2019		60,000
	Ford Credit Floorplan Master Owner Trust A	1.42%, due 1/15/2020		99,000
	Ford Credit Floorplan Master Owner Trust A	1.98%, due 1/15/2022		100,000
	Ford Credit Floorplan Master Owner Trust A	2.39%, due 8/15/2022		100,000
	Ford Credit Floorplan Master Owner Trust A	1.77%, due 8/15/2020		100,000
	Freddie Mac Gold Pool	2.50%, due 1/1/2028		392,000
	Freddie Mac Gold Pool	5.00%, due 4/1/2022		31,000
	Freddie Mac Gold Pool	4.00%, due 6/1/2024		259,000
	Freddie Mac Gold Pool	2.50%, due 1/1/2028		260,000
	Freddie Mac Gold Pool	4.50%, due 9/1/2026		132,000
	Freddie Mac Gold Pool	2.50%, due 5/1/2027		170,000
	Freddie Mac Gold Pool	2.50%, due 2/1/2028		230,000
	Freddie Mac Gold Pool	2.50%, due 5/1/2028		248,000
	Freddie Mac Gold Pool	3.50%, due 4/1/2030		192,000
	Freddie Mac Gold Pool	3.00%, due 9/1/2030		255,000
	Freddie Mac Gold Pool	5.00%, due 9/1/2020		64,000
	Freddie Mac Gold Pool	4.00%, due 8/1/2024		216,000
	Freddie Mac Gold Pool	3.00%, due 4/1/2027		124,000
	Freddie Mac Gold Pool	3.50%, due 1/1/2029		235,000
	Freddie Mac Gold Pool	3.50%, due 10/1/2029		175,000
	Freddie Mac Gold Pool	4.50%, due 4/1/2025		159,000
	Freddie Mac Gold Pool	3.50%, due 12/1/2025		174,000
	Freddie Mac Gold Pool	3.50%, due 4/1/2026		243,000
	Freddie Mac Gold Pool	4.00%, due 4/1/2021		60,000
	Freddie Mac Gold Pool	3.00%, due 2/1/2027		339,000
	Freddie Mac Gold Pool	3.00%, due 4/1/2027		129,000
	Freddie Mac Gold Pool	2.50%, due 7/1/2027		158,000
	Freddie Mac Gold Pool	3.00%, due 10/1/2027		107,000
	Freddie Mac Gold Pool	3.00%, due 5/1/2029		280,000
	Freddie Mac Gold Pool	3.00%, due 2/1/2030		167,000
	Freddie Mac Gold Pool	3.00%, due 12/1/2028		80,000
	Freddie Mac Remics	2.50%, due 2/15/2033		74,000
	Freddie Mac Remics	2.00%, due 5/15/2033		76,000
	Freddie Mac Remics	3.50%, due 5/15/2041		249,000
	Freddie Mac Remics	2.50%, due 2/15/2036		159,000
	Freddie Mac Remics	3.75%, due 12/15/2043		149,000
	Freddie Mac Remics	3.00%, due 2/15/2029		125,000
	Freddie Mac Remics	3.50%, due 12/15/2036		181,000
	Freddie Mac Remics	4.00%, due 3/15/2033		148,000
	GE Equipment Small Ticket LLC Series 2013-1	1.39%, due 7/24/2020		65,000
	GE Equipment Small Ticket LLC Series 2014-1	0.95%, due 9/25/2017		204,000
	General Electric Capital Corp.	5.63%, due 5/1/2018		115,000
	General Electric Capital Corp.	2.30%, due 4/27/2017		142,000
	General Motors Financial Co. Inc.	3.20%, due 7/13/2020		105,000
	General Motors Financial Co. Inc.	3.10%, due 1/15/2019		60,000
	GM Financial Automobile Leasing Trust 2015-1	1.10%, due 12/20/2017		72,000
	GM Financial Automobile Leasing Trust 2015-1	1.53%, due 9/20/2018		75,000
	GMF Floorplan Owner Revolving Trust	1.65%, due 5/15/2020		163,000
	Golden Credit Card Trust	1.39%, due 7/15/2019		155,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Golden Credit Card Trust	2.02%, due 4/15/2022		177,000
	Goldman Sachs Group Inc.	2.75%, due 9/15/2020		71,000
	Goldman Sachs Group Inc.	2.90%, due 7/19/2018		176,000
	Goldman Sachs Group Inc.	2.60%, due 4/23/2020		170,000
	GS Mortgage Securities Corp. II	1.44%, due 5/10/2050		87,000
	GS Mortgage Securities Corp. II	2.73%, due 5/10/2050		146,000
	GS Mortgage Securities Trust 2013-GC16	1.26%, due 11/10/2046		38,000
	GS Mortgage Securities Trust 2013-GC16	3.03%, due 11/10/2046		118,000
	GS Mortgage Securities Trust 2015-GC32	1.59%, due 7/10/2048		65,000
	Halliburton Co.	2.70%, due 11/15/2020		40,000
	Harley-Davidson Motorcycle Trust	1.30%, due 3/16/2020		50,000
	Harley-Davidson Motorcycle Trust 2014-1	1.10%, due 9/15/2019		199,000
	Harley-Davidson Motorcycle Trust 2015-1	1.41%, due 6/15/2020		60,000
	Hewlett Packard Enterprise Co.	2.85%, due 10/5/2018		40,000
	Hyundai Auto Lease Securitization Trust 2015-A	1.42%, due 9/17/2018		50,000
	John Deere Capital Corp.	1.95%, due 3/4/2019		115,000
	JP Morgan Chase & Co.	2.75%, due 6/23/2020		85,000
	JP Morgan Chase & Co.	2.55%, due 10/29/2020		264,000
	JP Morgan Chase Commercial Mortgage Securities Trust 2012-C8	1.80%, due 10/15/2045		192,000
	JP Morgan Chase Commercial Mortgage Securities Trust 2013-C16	3.67%, due 12/15/2046		104,000
	JPMBB Commercial Mortgage Securities Trust 2013-C15	1.23%, due 11/15/2045		53,000
	JPMBB Commercial Mortgage Securities Trust 2014-C21	1.32%, due 8/15/2047		18,000
	JPMBB Commercial Mortgage Securities Trust 2014-C22	1.45%, due 9/15/2047		67,000
	JPMBB Commercial Mortgage Securities Trust 2014-C24	1.54%, due 11/15/2047		76,000
	JPMBB Commercial Mortgage Securities Trust 2014-C25	1.52%, due 11/15/2047		46,000
	JPMBB Commercial Mortgage Securities Trust 2015-C28	2.77%, due 10/15/2048		217,000
	JPMBB Commercial Mortgage Securities Trust 2015-C29	1.63%, due 5/15/2048		46,000
	JPMBB Commercial Mortgage Securities Trust 2015-C30	3.09%, due 7/15/2048		72,000
	JPMorgan Chase & Co.	2.20%, due 10/22/2019		50,000
	JPMorgan Chase & Co.	6.00%, due 7/5/2017		49,000
	Louisiana Local Government Environmental Facilities & Community Development	1.66%, due 2/1/2022		57,000
	Marsh & McLennan Companies Inc.	2.35%, due 3/6/2020		165,000
	Mercedes Benz Auto Lease Trust 2015-B	1.34%, due 7/16/2018		50,000
	MidAmerican Energy Co.	2.40%, due 3/15/2019		36,000
	MMAF Equipment Finance LLC 2015-A	1.39%, due 10/16/2019		79,000
	MMAF Equipment Finance LLC 2015-A	1.93%, due 7/16/2021		134,000
	Morgan Stanley	2.38%, due 7/23/2019		171,000
	Morgan Stanley	2.80%, due 6/16/2020		151,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C11	1.31%, due 8/15/2046		46,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C7	2.47%, due 2/15/2046		50,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C8	0.78%, due 12/15/2048		129,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2014-C17	1.55%, due 8/15/2047		24,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2014-C18	1.69%, due 10/15/2047		86,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2014-C19	1.57%, due 12/15/2047		34,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2014-C19	3.10%, due 12/15/2047		87,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2015-C20	1.41%, due 2/15/2048		17,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2015-C20	2.79%, due 2/15/2048		71,000
	Morgan Stanley Bank Of America Merrill Lynch Trust 2015-C23	2.98%, due 7/15/2050		56,000
	MUFG Americas Holdings Corp.	1.63%, due 2/9/2018		90,000
	MUFG Americas Holdings Corp.	2.25%, due 2/10/2020		74,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	National Rural Utilities Cooperative Finance Corp.	2.15%, due 2/1/2019		268,000
	Nissan Auto Receivables 2015-C Owner Trust	1.37%, due 5/15/2020		99,000
	Occidental Petroleum Corp.	1.50%, due 2/15/2018		60,000
	Paccar Financial Corp.	2.20%, due 9/15/2019		286,000
	Penske Truck Leasing Co. LP / PTL Finance Corp.	3.20%, due 7/15/2020		40,000
	Roche Holdings Inc.	2.25%, due 9/30/2019		106,000
	Roper Technologies Inc.	2.05%, due 10/1/2018		100,000
	Roper Technologies Inc.	3.00%, due 12/15/2020		70,000
	Royal Bank of Canada	2.15%, due 3/15/2019		50,000
	Royal Bank of Canada	2.35%, due 10/30/2020		109,000
	Ryder System Inc.	2.88%, due 9/1/2020		60,000
	Sabmiller Holdings Inc.	2.45%, due 1/15/2017		163,000
	Scentre Group Trust 1 / Scentre Group Trust 2	2.38%, due 11/5/2019		139,000
	Schlumberger Holdings Corp.	3.00%, due 12/21/2020		54,000
	Simon Property Group LP	2.20%, due 2/1/2019		51,000
	Simon Property Group LP	2.50%, due 9/1/2020		76,000
	Suntrust Auto Receivables Trust 2015-1	1.42%, due 9/16/2019		193,000
	Suntrust Banks Inc.	2.35%, due 11/1/2018		172,000
	Synchrony Financial	2.70%, due 2/3/2020		144,000
	Target Corp.	2.30%, due 6/26/2019		126,000
	TIAA Asset Management Finance Co. LLC	2.95%, due 11/1/2019		111,000
	Toyota Motor Credit Corp.	1.38%, due 1/10/2018		146,000
	TransCanada Pipelines Ltd.	1.88%, due 1/12/2018		176,000
	United States Treasury Note/Bond	1.50%, due 11/30/2019		733,000
	United States Treasury Note/Bond	0.88%, due 1/15/2018		80,000
	United States Treasury Note/Bond	1.38%, due 8/31/2020		420,000
	United States Treasury Note/Bond	1.25%, due 11/15/2018		985,000
	United States Treasury Note/Bond	1.63%, due 11/30/2020		1,244,000
	United States Treasury Note/Bond	1.25%, due 12/15/2018		120,000
	United States Treasury Note/Bond	1.75%, due 12/31/2020		315,000
	United States Treasury Note/Bond	1.00%, due 12/31/2017		759,000
	United States Treasury Note/Bond	1.25%, due 1/31/2019		822,000
	United States Treasury Note/Bond	0.75%, due 6/30/2017		1,854,000
	United States Treasury Note/Bond	0.63%, due 11/30/2017		198,000
	United States Treasury Note/Bond	1.00%, due 5/31/2018		393,000
	United States Treasury Note/Bond	1.63%, due 6/30/2020		349,000
	United States Treasury Note/Bond	1.63%, due 7/31/2020		135,000
	United Technologies Corp.	1.78%, due 5/4/2018		120,000
	Unitedhealth Group Inc.	2.70%, due 7/15/2020		133,000
	US Bank Corp.	2.20%, due 4/25/2019		101,000
	Ventas Realty LP / Ventas Capital Corp.	4.00%, due 4/30/2019		52,000
	Volkswagen Group of America Finance LLC	2.13%, due 5/23/2019		247,000
	Volvo Financial Equipment LLC	1.51%, due 6/17/2019		150,000
	Vornado Realty LP	2.50%, due 6/30/2019		118,000
	WEA Finance LLC / Westfield UK & Europe Finance PLC	2.70%, due 9/17/2019		100,000
*	Wells Fargo & Co.	1.50%, due 1/16/2018		100,000
*	Wells Fargo & Co.	2.15%, due 1/15/2019		25,000
*	Wells Fargo & Co.	2.13%, due 4/22/2019		101,000
*	Wells Fargo & Co.	2.15%, due 1/30/2020		45,000
*	Wells Fargo & Co.	2.60%, due 7/22/2020		86,000
*	Wells Fargo & Co.	1.53%, due 5/15/2048		18,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Westpac Banking Corp.	2.25%, due 7/30/2018		117,000
	Westpac Banking Corp.	2.60%, due 11/23/2020		65,000
*	WFRBS Commercial Mortgage Trust 2012-C7	2.30%, due 6/15/2045		66,000
*	WFRBS Commercial Mortgage Trust 2013-C16	1.41%, due 9/15/2046		48,000
*	WFRBS Commercial Mortgage Trust 2014-C20	1.28%, due 5/15/2047		69,000
*	WFRBS Commercial Mortgage Trust 2014-C23	3.19%, due 10/15/2057		268,000
*	WFRBS Commercial Mortgage Trust 2014-C24	1.39%, due 11/15/2047		43,000
*	WFRBS Commercial Mortgage Trust 2014-C25	1.52%, due 11/15/2047		178,000
	Xerox Corp.	2.75%, due 9/1/2020		209,000
	Total Fair Value			45,258,000
	Adjustment from fair value to contract value			(389,000)
	Total Contract Value			44,869,000

	Total Investments at Contract Value			156,415,000

	Notes Receivable from Participants:
	Notes Receivable from Participants	Interest rates: 4.25% - 9.25%		8,175,000
		Maturity dates: 01/05/2016 - 11/14/2030

*	Party-in-interest